FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Financial Highlights for the period January – March 2020	2

FINANCIAL HIGHLIGHTS
•Validation of our Mission: "We want to make our world more human, by connecting people's lives".
•Contribution to society with different initiatives to help health authorities, public organisations, companies, employees, shareholders, providers, and customers to fight COVID-19 impacts.
•Due to the significant changes in the guidance scenario and context; and the current level of uncertainty, 2020 financial guidance is withdrawn. Nevertheless, the company will closely monitor the evolution of our businesses and will manage CapEx and OpEx accordingly to focus on OIBDA-CapEx stability. In the current context the outlook for 20201 OIBDA-CapEx is to be slightly negative to flat year-on-year in organic terms. As for the mid-term, 2022 guidance1 of Revenue growth and 2 percentage points improvement in (OIBDA-CapEx)/Revenues is reiterated.
•Confidence in our business flexibility to weather current environment, coupled with a solid liquidity position and the expected resiliency of business performance, allow us to confirm the announced €0.40 dividend for 2020. The proposal to the AGM is that the payment for the second tranche of 2019 dividend (€0.2, to be paid in June 2020) and the first tranche of 2020 (€0.2 to be paid in December 2020) will be done through voluntary scrip dividend. Second tranche of 2020 dividend (€0.2) will be paid in June 20212.
•Reliable, secure and high-quality networks; maintaining service quality in the context of increasing traffic.
–Higher connectivity demand: 129.4m premises passed with UBB; 56.8m proprietary, +10% y-o-y.
–Higher digitalisation; growth in sales and resolution of incidents through on-line channels.
–Increase demand and relevance of our services (Connectivity, Content, Cloud, Cybersecurity).
•Solid liquidity position and balance sheet strength.
–€22.5bn liquidity position; cash position of €8.7bn; covering maturities for the next two years; net debt (€38,223m as of March), -5.3% y-o-y.
•Sustainable business model (growth, efficiencies, and responsibility).
–Improvement in customer's lifetime and experience; focus on value especially UBB and mobile contract; accesses (342m); average revenue per access (+0.1% y-o-y); 0.3 p.p. y-o-y churn improvement.
–Revenues €11,366m (-5.1% y-o-y) declined 1.3% in organic terms; service revenue -1.4%. +0.1% organic growth in revenues in the four core markets (T. España, T. Deutschland, T. UK and T. Brasil).
–OIBDA €3,760m (-11.8%) declined 1.7% organically. OIBDA of the four core markets rose 0.8% organically and OIBDA-CapEx +3.2% in organic terms.
–Net income reached €406m y €0.06 per share (€619m and €0.11€ underlying).
•T. España; the best fibre network in Europe (23.4m premises passed), guaranteeing stable and secure communication. Convergent accesses (4.8m) remained stable and premium fibre +17%. Revenues totalled €3,078m (-1.6% organic), OIBDA €1,225m (-1.8%) and OIBDA-CapEx €881m (+1.4%).
•T. Deutschland solid start of the year; growth acceleration in revenues (+3.8%) to €1,846m and OIBDA (+1.5%) to €532m; strong commercial effort from O2 brand following the launch of new tariffs.
•T. UK; sustained its mobile market leadership; 34.8m accesses (+6% y-o-y) and loyalty (contract churn 1.0%). Positive revenue growth for 15 straight quarters (+1.5% organic); reaching €1,739m, OIBDA €516m (+1.1%) and OIBDA-CapEx €295m (-8.6%).
•T. Brasil; continued growth of high-value accesses (FTTH +30%; mobile contract +3%), together with OIBDA margin expansion (+2.0 p.p.), which, thanks to digitalisation, translated into a +7.1% OIBDA-CapEx. Revenues totalled €2,215m (-1.4% organically) and OIBDA €951m (+3.4%).

•T. Infra; Telxius acquired 1,927 towers in Brazil and Peru in the quarter, to reach 20,331 towers and a “tenancy ratio” of 1.34x. Revenues rose 5.8% and OIBDA 11.8% organically excluding the sale of additional cable capacity in Q1 19.
•T. Hispam; strategic focus on the growth of high-profitable accesses (contract and fibre) and in the maximisation of asset value. Revenues (€2,204m) and OIBDA (€502m) fell 4.8% and 10.6% organically, respectively, following the elimination of the contribution to growth from Argentina.

1 2019-2022 guidance and 2020 ambition:
✓ Assumes constant exchange rates of 2019 (average in 2019).
✓ Excludes the contribution to growth from T. Argentina and T. Venezuela.
✓ Excludes the results from Central America's operations.
✓ Considers constant perimeter of consolidation.
✓ Does not include write-offs, capital gains/losses from the sale of companies and asset sales (material), material non-recurring impacts and restructuring costs.
✓ CapEx excludes investments in spectrum.
✓ Both 2019-2022 guidance and 2020 ambition include UK business consolidated by global integration.

2019 adjusted bases: Revenues (€47,875m), OIBDA (€16,762m), OIBDA-CapEx (€9,526m) and (OIBDA-CapEx)/Revenues (19.9%).
✓ Considers average exchange rates in 2019 with the exception of Venezuela and Argentina (exchange rate of the end of the period). Excludes T. Centroamérica. Considers constant perimeter of consolidation. Excludes: write-offs, capital gains/losses from the sale of companies and asset sales (material), material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

2 The adoption of the corresponding corporate resolutions will be proposed in due course, announcing the specific payment dates.

Comments of José María Álvarez-Pallete, Chairman and Chief Executive Officer:

"The COVID-19 crisis has deeply affected the societies in which we operate. Telefónica's mission to “make our world more human by connecting people's lives" has become more relevant than ever. In an extraordinary and totally unexpected situation, telecommunication networks have become essential.
Our priority during this social emergency has been people: protecting the health of our teams – with 95% of the workforce teleworking - while ensuring connectivity for customers, businesses, public administrations and ultimately for society. I would like to thank the enormous effort and commitment of our employees. It's hard to imagine this situation without connectivity. Over the past few weeks, our teams have worked closely with the health authorities and social partners to provide a responsible response to all our stakeholders. We will continue to support our suppliers and the communities we serve in this unprecedented crisis.
Telefonica is not immune to this crisis, but it is resilient. The crisis has had a limited impact on our first quarter financial results. Our four key markets have performed well in a unique and challenging environment. Lower revenues from roaming, prepaid and business customers were partially compensated by lower commercial costs and lower customer churn.
It is too soon to assess the extent of the effects of the pandemic, but we have several levers to mitigate potential negative impacts. We will continue managing investments and costs, focusing on operating cash flow stability. We also have a solid balance sheet and a strong cash position. Moreover, the resilience and flexibility of our business model and the strength of our company, allow us to maintain an attractive dividend for our shareholders, of €0.40 per share. Also, we continue to work on our five strategic decisions announced at the end of 2019, to make our company even more resilient in the future. All this, in combination with the corporate operations already announced or in process, allows us to handle the uncertainty from a position of strength.
This crisis will irreversibly accelerate the rate of digitalisation in our society. Our analogue and digital lives are becoming one. The world has already changed and will never be the same again. In this new world, Telefónica will play a key role as a catalyst for this digitalisation".

TELEFÓNICA
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - March	% Chg

	2020	Reported	Organic

Revenues	11,366	(5.1)	(1.3)
Telefónica España	3,078	(1.6)	(1.6)
Telefónica Deutschland	1,846	3.8	3.8
Telefónica UK	1,739	2.9	1.5
Telefónica Brasil	2,215	(13.6)	(1.4)
Telefónica Hispam	2,204	(8.4)	(4.8)
Telefónica Infra (Telxius)	207	(5.7)	(6.1)
Otras sociedades y eliminaciones	77	(60.4)	c.s.

OIBDA	3,760	(11.8)	(1.7)
Telefónica España	1,225	(9.6)	(1.8)
Telefónica Deutschland	532	1.9	1.5
Telefónica UK	516	2.4	1.1
Telefónica Brasil	951	(9.4)	3.4
Telefónica Hispam	502	(21.2)	(10.6)
Telefónica Infra (Telxius)	135	4.7	4.4
Otras sociedades y eliminaciones	(100)	c.s.	29.3

OIBDA margin	33.1%	(2.5 p.p.)	(0.1 p.p.)
Telefónica España	39.8%	(3.6 p.p.)	(0.1 p.p.)
Telefónica Deutschland	28.8%	(0.5 p.p.)	(0.7 p.p.)
Telefónica UK	29.7%	(0.1 p.p.)	(0.1 p.p.)
Telefónica Brasil	42.9%	2.0 p.p.	2.0 p.p.
Telefónica Hispam	22.8%	(3.7 p.p.)	(1.6 p.p.)
Telefónica Infra (Telxius)	65.4%	6.5 p.p.	6.6 p.p.
Otras sociedades y eliminaciones	n.s.	c.s.	n.s.

Net income attributable to equity holders of the Parent	406	(56.2)
Basic and diluted earnings per share (euros)	0.06	(62.0)

CapEx	1,485	(4.4)	1.8
Telefónica España	344	(9.5)	(9.5)
Telefónica Deutschland	224	(11.1)	(11.1)
Telefónica UK	221	19.4	17.8
Telefónica Brasil	337	(14.9)	(2.8)
Telefónica Hispam	325	9.5	19.7
Telefónica Infra (Telxius)	155	n.s.	n.s.
Otras sociedades y eliminaciones	(123)	c.s.	c.s.

Spectrum	—	—	—

OIBDA-CapEx	2,275	(16.1)	(3.8)
Telefónica España	881	(9.7)	1.4
Telefónica Deutschland	308	14.0	12.9
Telefónica UK	295	(7.4)	(8.6)
Telefónica Brasil	613	(6.1)	7.1
Telefónica Hispam	176	(48.1)	(37.1)
Telefónica Infra (Telxius)	(20)	c.s.	c.s.
Other companies & eliminations	22	(33.3)	c.s.

(OIBDA-CapEx)/Revenues	20.0%	(2.6 p.p.)	(0.5 p.p.)

-Reconciliation included in the excel spreadsheets.
Notes:
-OIBDA and OI are presented before brand fees and management fees.
-Group consolidated results deconsolidate T. Panamá since 1 September 2019, T. Nicaragua since 1 May 2019, T. Guatemala since 1 January 2019 and Antares' results since 1 February 2019.
Organic criteria: Assumes constant exchange rates of 2019 (average in 2019). Considers constant perimeter of consolidation, does not include capital gains/losses from the sale of companies and assets sales (material), restructuring costs and other impacts (write-offs, material non-recurring impacts). In addition, excludes contribution to growth from T. Argentina and T. Venezuela and the results from Central America. CapEx excludes investments in spectrum.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations regarding that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows.
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other unexpected circumstances.
This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 37 of this document. Moreover, recipients of this document are invited to read Telefónica’s consolidated financial statements and consolidated management report for the year 2019 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 19, of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

For further information please refer to the information on 2020 first quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 07, 2020	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer at Telefonica, S.A.